                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                      FOR THE QUARTER ENDED MARCH 31, 2000

                                 AMDOCS LIMITED

                       Tower Hill House Le Bordage GY1 3QT
               St. Peter Port, Island of Guernsey, Channel Islands

                                 --------------

                                  Amdocs, Inc.
           1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                         Form 20 F [X]    FORM 40 F [_]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                YES [_]   NO [X]

                                 AMDOCS LIMITED

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      FOR THE QUARTER ENDED MARCH 31, 2000

                                      INDEX


PART I      FINANCIAL INFORMATION

            Item 1. Financial Statements

                  Unaudited Consolidated Financial Statements

                        Consolidated Balance Sheets

                        Consolidated Statements of Operations

                        Consolidated Statement of Changes in Shareholders'
                        Equity

                        Consolidated Statements of Cash Flows

                        Notes to Unaudited Consolidated Financial Statements

            Item 2. Management's Discussion and Analysis of Results of
                    Operations and Financial Condition

PART II     OTHER INFORMATION

            Item 4. Submission of Matters to a Vote of Security Holders

            Item 6. Exhibits and Reports on Form 6-K

            SIGNATURES

            EXHIBIT INDEX

Part I      Financial Information

Item 1.     Financial Statements


                                 AMDOCS LIMITED
                     CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                   (in U.S. dollars, unless otherwise stated)
                      (in thousands, except per share data)

                                                                                                     As of
                                                                                       --------------------------------
                                                                                       March 31, 2000     September 30,
                                                                                         (unaudited)           1999
                                                                                          ---------         ---------
                                    ASSETS
Current Assets:
   Cash and cash equivalents                                                              $ 221,939         $  85,174
   Short-term interest-bearing investments                                                   20,612                --
   Accounts receivable, including unbilled of $9,764 and $3,415, less allowances
      of $5,128 and $0, respectively                                                        194,796           145,184
   Accounts receivable from related parties, including unbilled of $0 and $828,
      respectively                                                                           31,743            14,128
   Deferred income taxes and taxes receivable                                                28,570            29,899
   Prepaid expenses and other current assets                                                 30,351            16,390
                                                                                          ---------         ---------
   Total current assets                                                                     528,011           290,775

Equipment, vehicles and leasehold improvements, net                                          99,204            83,997
Deferred income taxes                                                                        12,360             5,605
Goodwill and other intangible assets, net                                                   110,858            20,742
Other noncurrent assets                                                                      32,411            28,892
                                                                                          ---------         ---------
Total assets                                                                              $ 782,844         $ 430,011
                                                                                          =========         =========

                    LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
   Accounts payable and accrued expenses                                                  $  87,860         $  68,594
   Accrued personnel costs                                                                   48,149            40,092
   Short-term financing arrangements                                                         17,023             2,381
   Deferred revenue                                                                         114,682           104,688
   Short-term portion of capital lease obligations                                            6,131             5,722
   Deferred income taxes and taxes payable                                                   53,184            33,412
                                                                                          ---------         ---------
   Total current liabilities                                                                327,029           254,889

Long-term portion of capital lease obligations                                               15,293            17,148
Other noncurrent liabilities                                                                 48,559            34,237
                                                                                          ---------         ---------
Total liabilities                                                                           390,881           306,274
                                                                                          ---------         ---------

Shareholders' equity:
   Preferred Shares - Authorized 25,000 shares;
      pound sterling 0.01 par value; 0 issued and outstanding                                    --                --
   Ordinary Shares - Authorized 550,000 shares;
      pound sterling 0.01 par value; 206,500 and 198,800 outstanding, respectively            3,304             3,181
   Additional paid-in capital                                                               688,943           489,099
   Accumulated other comprehensive income (loss)                                              5,213            (1,157)
   Unearned
compensation                                                                                 (2,085)           (3,830)
   Accumulated deficit                                                                     (303,412)         (363,556)
                                                                                          ---------         ---------
   Total shareholders' equity                                                               391,963           123,737
                                                                                          ---------         ---------
Total liabilities and shareholders' equity                                                $ 782,844         $ 430,011
                                                                                          =========         =========

The accompanying Notes are an integral part of these Unaudited Consolidated Financial Statements.

                                 AMDOCS LIMITED
                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                                (in U.S. dollars)
                      (in thousands, except per share data)


                                                           Three months ended                  Six months ended
                                                                March 31,                          March 31,
                                                       --------------------------         --------------------------
                                                          2000             1999              2000             1999
                                                       ---------        ---------         ---------        ---------
Revenue:
   License (*)                                         $  30,441        $  17,308         $  56,943        $  32,348
   Service (*)                                           240,304          130,522           449,308          246,907
                                                       ---------        ---------         ---------        ---------
                                                         270,745          147,830           506,251          279,255
                                                       ---------        ---------         ---------        ---------
Operating expenses:
   Cost of license                                         1,458            1,370             2,631            2,693
   Cost of service (*)                                   156,889           84,280           295,923          160,195
   Research and development                               17,713            9,140            32,683           17,519
   Selling, general and administrative (*)                34,570           17,415            62,163           33,062
   In-process research and development expenses
                                                              --               --            19,876               --
                                                       ---------        ---------         ---------        ---------
                                                         210,630          112,205           413,276          213,469
                                                       ---------        ---------         ---------        ---------

Operating income                                          60,115           35,625            92,975           65,786

Other income (expense), net                                2,318           (2,566)            2,663           (3,953)

                                                       ---------        ---------         ---------        ---------
Income before income taxes                                62,433           33,059            95,638           61,833
Income taxes                                              19,570            9,918            35,494           18,550
                                                       ---------        ---------         ---------        ---------
Net income                                             $  42,863        $  23,141         $  60,144        $  43,283
                                                       =========        =========         =========        =========

Basic earnings per share                               $    0.21        $    0.12         $    0.30        $    0.22
                                                       =========        =========         =========        =========

Diluted earnings per share                             $    0.20        $    0.12         $    0.29        $    0.22
                                                       =========        =========         =========        =========

   Basic weighted average number of shares
     outstanding                                         205,985          196,800           203,465          196,800
                                                       =========        =========         =========        =========

   Diluted weighted average number of shares
     outstanding                                         211,416          199,542           207,904          199,263
                                                       =========        =========         =========        =========


(*)   See Note 3.


The accompanying Notes are an integral part of these Unaudited Consolidated Financial Statements.

                                 AMDOCS LIMITED
                        CONSOLIDATED STATEMENT OF CHANGES
                       IN SHAREHOLDERS' EQUITY (UNAUDITED)
                                (in U.S. dollars)
                                 (in thousands)

                                                                            Accumulated
                                                                               other
                                          Ordinary Shares      Additional  comprehensive                                Total
                                       --------------------     Paid-in      income       Unearned     Accumulated  Shareholders'
                                        Shares      Amount      Capital      (loss)     Compensation     Deficit        Equity
                                       -------    ---------    ---------    ---------     ---------     ---------     ---------
Balance as of September 30, 1999       198,800    $   3,181    $ 489,099    $  (1,157)    $  (3,830)    $(363,556)    $ 123,737

Net income                                  --           --           --           --            --        60,144        60,144

Issuance of Ordinary Shares
   related to an acquisition, net        6,451          103      185,744           --            --            --       185,847

Employees' stock options
   exercised                             1,249           20       13,975           --            --            --        13,995

Unrealized gain on other
   comprehensive income, net
   of $2,730  tax                           --           --           --        6,370            --            --         6,370

Stock options granted, net of
   forfeitures
                                            --           --          125           --            --            --           125

Acquired unearned compensation
   related to an acquisition                --           --           --           --           (18)           --           (18)

Amortization of unearned
   compensation
                                            --           --           --           --         1,763            --         1,763

                                       -------    ---------    ---------    ---------     ---------     ---------     ---------
Balance as of March 31, 2000           206,500    $   3,304    $ 688,943    $   5,213     $  (2,085)    $(303,412)    $ 391,963
                                       =======    =========    =========    =========     =========     =========     =========


The accompanying Notes are an integral part of these Unaudited Consolidated Financial Statements.

                                 AMDOCS LIMITED
                CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                                (in U.S. dollars)
                                 (in thousands)

                                                                       Six months ended March 31,
                                                                         2000              1999
                                                                      ---------         ---------
Cash flow from Operating Activities
Net income                                                            $  60,144         $  43,283
Reconciliation of net income to net cash provided by operating activities:
   Depreciation                                                          15,217             8,343
   Amortization                                                           7,352             5,425
   In-process research and
      development expenses                                               19,876                --
   Loss on sale of equipment                                                 74               394
   Deferred income taxes                                                  5,025             4,799
   Unrealized income on other comprehensive income                        9,100             2,457
Net changes in operating assets and liabilities:
   Accounts receivable                                                  (14,509)          (41,469)
   Prepaid expenses and other current assets                             (8,830)           (4,220)
   Other noncurrent assets                                               (5,111)           (2,938)
   Accounts payable and accrued expenses                                  4,803            (6,597)
   Deferred revenue                                                       9,567            31,830
   Income taxes payable                                                  11,453            (6,508)
   Other noncurrent liabilities                                          13,799             3,537
                                                                      ---------         ---------
Net cash provided by operating activities                               127,960            38,336
                                                                      ---------         ---------

Cash flow from Investing Activities
Proceeds from sale of equipment, vehicles and leasehold
      improvements                                                          760             1,006
Payments for purchase of equipment, vehicles, leasehold
      improvements and other                                            (28,542)          (20,401)
Purchase of short-term interest-bearing investments                     (20,612)               --
Acquisition, net of cash acquired                                        31,900                --
                                                                      ---------         ---------
Net cash used in investing activities                                   (16,494)          (19,395)
                                                                      ---------         ---------

Cash flow from Financing Activities
Net proceeds from employee stock options exercised                       13,863                --
Payments under short-term finance arrangements                         (172,455)         (179,274)
Borrowings under short-term finance arrangements                        187,097           163,617
Principal payments under long-term capital lease obligations             (3,206)           (1,779)
                                                                      ---------         ---------
Net cash provided by (used in) financing activities                      25,299           (17,436)
                                                                      ---------         ---------

Net increase in cash and cash equivalents                               136,765             1,505
Cash and cash equivalents at beginning of period                         85,174            25,389
                                                                      ---------         ---------
Cash and cash equivalents at end of period                            $ 221,939         $  26,894
                                                                      =========         =========

Supplementary cash flow information
Cash paid for:
   Income taxes, net of refunds                                       $  17,308         $  20,953
   Interest                                                                 760             3,012


Non-cash investing and financing activities

Capital lease obligations of $1,733 and $6,472 were incurred during the six months ended March 31, 2000 and 1999, respectively, when the Company (as hereinafter defined) entered into lease agreements for the purchase of fixed assets.

The Company issued 6,451 ordinary shares and 1,103 options in connection with the acquisition of ITDS (as hereinafter defined). See
Note 2.

The accompanying Notes are an integral part of these Unaudited Consolidated Financial Statements.

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                                (in U.S. dollars)
                      (in thousands, except per share data)

1.    Basis of Presentation

      Amdocs Limited (the "Company") is a leading provider of product-driven information system solutions to the communications industry. The Company and its subsidiaries operate in one business segment, providing computer systems integration and related services for the communications industry. The Company designs, develops, markets and supports computer software products and related services to communications companies throughout the world.

      The unaudited consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included therein and are of a normal recurring nature.

      The preparation of financial statements during interim periods requires management to make numerous estimates and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are reviewed periodically and the effect of revisions is reflected in the results of operations of the interim periods in which changes are determined to be necessary.

      The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full year. These statements, however, do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. These statements should be read in conjunction with the Company's consolidated financial statements for the year ended September 30, 1999 set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

      The Company classifies all of its short-term interest-bearing investments as available-for-sale securities. Such short-term interest-bearing investments consist primarily of United States governmental securities which are stated at market value, with unrealized gains and losses on such securities reflected, net of tax, as other comprehensive income in shareholders' equity. Realized gains and losses on short-term interest-bearing investments are included in earnings and are derived using the specific identification method for determining the cost of securities. It is the Company's intent to maintain a liquid portfolio to take advantage of investment opportunities; therefore, all securities are considered to be available-for-sale and are classified as current assets.

2.    Acquisition of ITDS

      On November 30, 1999, the Company completed the purchase of International Telecommunication Data Systems, Inc. (ITDS), in a stock-for-stock transaction. The total purchase price of $188,733 included issuance of ordinary shares, the grant of options and transaction costs. The acquisition was accounted for using the purchase method of accounting. The fair market value of ITDS' assets and liabilities has been included in the balance sheet as of the acquisition date. The results of ITDS' operations are included in the consolidated statement of operations, commencing December 1, 1999. An acquired technology valuation, which was independently determined, included both existing technology and in-process research and development. The valuation of these technologies was made by applying the income forecast method which considers the present value of cash flows by product lines. The fair value of existing technology products was valued at $12,342 and is being amortized by the Company over five years. In-process research and development valued at $19,876 was charged to expense immediately following the completion of the acquisition (during the quarter ended December 31, 1999) as this technology had not reached technological feasibility and has no alternative use. This technology will require varying additional development, coding and testing efforts before technological feasibility can be determined. The fair value of customer lists was valued at $647 and the fair value of workforce was valued at $5,407, each of which will be amortized over five years. The

                                  AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                                (in U.S. dollars)
                      (in thousands, except per share data)




      excess of the purchase price over the net assets acquired, or goodwill, of $70,796 is being amortized over 15 years.

      Set forth below is the pro forma revenue, operating income, net income and earnings per share as if ITDS had been acquired as of the beginning of the respective periods, excluding the write off of in-process research and development, for the following periods:

                                           Three months ended              Six months ended
                                               March 31,                        March 31,
                                        ------------------------        ------------------------
                                          2000            1999            2000            1999
                                        --------        --------        --------        --------
      Revenue                           $270,745        $181,231        $529,540        $345,918
      Operating income                    60,115          42,471         113,724          78,920
      Net income                          42,863          27,343          80,013          51,395
      Basic earnings per share              0.21            0.14            0.39            0.25
      Diluted earnings per share            0.20            0.14            0.38            0.25

3.    Related-Party Transactions

      The following related party transactions are included in the consolidated statement of operations for the following periods:


                                                        Three months ended              Six months ended
                                                             March 31,                     March 31,
                                                      ----------------------        ----------------------
                                                        2000           1999           2000           1999
                                                      -------        -------        -------        -------
      Revenue:
           License                                    $ 2,938        $   178        $ 7,030        $   278
           Service                                     32,137         24,551         65,461         45,949

      Operating expenses:
           Cost of service                                500            557          1,419          1,057
           Selling, general and administrative            110            120            332            232

4.    Comprehensive Income

      Comprehensive income represents the change in shareholders' equity during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners.

      The following table sets forth the reconciliation from net income to comprehensive income for the following periods:

                                                              Three months ended               Six months ended
                                                                   March 31,                      March 31,
                                                             ----------------------        ----------------------
                                                              2000           1999           2000           1999
                                                             -------        -------        -------        -------
      Net income                                             $42,863        $23,141        $60,144        $43,283
      Other comprehensive income:
         Unrealized income on derivative instruments,
         net of tax                                              597          3,851          6,370          1,720
         Unrealized income on short-term
         interest-bearing investments, net of tax                 17             --             --             --
                                                             -------        -------        -------        -------
      Comprehensive income                                   $43,477        $26,992        $66,514        $45,003
                                                             =======        =======        =======        =======

5.    Income Taxes

The provision for income taxes for the following periods consists of the following:

                        Three months ended              Six months ended
                             March 31,                      March 31,
                      ----------------------        ----------------------
                        2000           1999           2000           1999
                      -------        -------        -------        -------
      Current         $11,831        $ 6,557        $30,469        $13,751
      Deferred          7,739          3,361          5,025          4,799
                      -------        -------        -------        -------
                      $19,570        $ 9,918        $35,494        $18,550
                      =======        =======        =======        =======

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                                (in U.S. dollars)
                      (in thousands, except per share data)





The effective income tax rate varied from the statutory Guernsey tax rate as follows for the following periods:

                                                    Three months ended                 Six months ended
                                                         March 31,                        March 31,
                                                  ---------------------             ---------------------
                                                  2000             1999             2000             1999
                                                  ----             ----             ----             ----
      Statutory Guernsey tax rate                   20%              20%              20%              20%
      Guernsey tax-exempt status                   (20)
                                                                    (20)             (20)             (20)
      Foreign taxes(*)                              30               30               30               30
      Effect of acquisition-related costs            1               --                7               --
                                                   ---              ---              ---              ---
      Effective income tax rate                     31%              30%              37%              30%

   (*)Excludes certain non-tax deductible purchased in-process research and development and other amortization expenses related to the acquisition of ITDS.


6.    Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

                                                                 Three months ended             Six months ended
                                                                      March 31,                     March 31,
                                                             ------------------------        ------------------------
                                                               2000            1999            2000            1999
                                                             --------        --------        --------        --------
      Numerator:
         Net income                                          $ 42,863        $ 23,141        $ 60,144        $ 43,283
                                                             ========        ========        ========        ========
      Denominator:
         Denominator for basic earnings per share-
         weighted average number of shares
              outstanding                                     205,985         196,800         203,465         196,800
         Effect of dilutive stock options granted               5,431           2,742           4,439           2,463
                                                             --------        --------        --------        --------
         Denominator for dilutive earnings per share-
              adjusted weighted average shares and
              assumed conversions                             211,416         199,542         207,904         199,263
                                                             ========        ========        ========        ========

         Basic earnings per share                            $   0.21        $   0.12        $   0.30        $   0.22
                                                             ========        ========        ========        ========

         Diluted earnings per share                          $   0.20        $   0.12        $   0.29        $   0.22
                                                             ========        ========        ========        ========

                                 AMDOCS LIMITED
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                                (in U.S. dollars)
                      (in thousands, except per share data)




7.    Solect Transaction

On April 5, 2000, the Company completed the purchase of Solect Technology Group Inc. ("Solect"), in a stock-for-stock transaction. Solect is a leading provider of IP billing and customer care software to next generation service providers, including wireless and application service providers, or ASP's. In connection with the consummation of the transaction, the Company issued and/or granted options to acquire a total of 15,500,000 of its ordinary shares. The total purchase price of approximately $1,100,000, based on a per share price of $69.875 for the Company's ordinary shares, included both the issuance of and grant of options for ordinary shares, as well as transaction costs. The acquisition will be accounted for by the Company under the purchase method of accounting.

An independent appraiser currently is performing an acquired technology valuation, which will include existing technology and in-process research and development. The valuation of these technologies will be made by applying the income forecast method, which considers the present value of cash flows by product lines.

The purchase is expected to result in a one-time, non-cash charge to the Company's earnings as certain of Solect's technologies have not reached technological feasibility and have no alternative use. The Company believes that these technologies will require varying additional development, coding and testing efforts before technological feasibility can be determined. The amortization by the Company of certain acquired technology will be over two to three years. The Company believes that a significant portion of the purchase price will be allocated to goodwill, which it expects to amortize over five to seven years. These non-cash charges, which will not be tax deductible, are expected to increase the Company's effective tax rate for fiscal 2000 to between 60% and 70% of reported pre-tax income. Excluding these non-cash charges, the Company's effective tax rate would remain near its historic level of 30%.

Item 2. Management's Discussion and Analysis of Results of Operations and Financial Condition


Introduction


In Management's Discussion and Analysis we explain the general financial condition and the results of operations for Amdocs and its subsidiaries including:

      -     what factors affect our business,

      - what our revenue and costs were in the six months and three months ended March 31, 2000 and 1999,

      -     why those revenue and costs were different from period to period,

      -     the sources of our revenue,

      -     how all of this affects our overall financial condition,

      - what our expenditures were in the six months and three months ended March 31, 2000 and 1999, and

      -     the sources of our cash to pay for future capital expenditures.


Management's Discussion and Analysis should be read in conjunction with Amdocs' consolidated financial statements. In Management's Discussion and Analysis, we analyze and explain the six months to six months and three months to three months changes in the specific line items in the consolidated statements of operations. Our analysis contains certain forward-looking statements that involve risk and uncertainties. Our actual results could differ materially from the results reflected in these forward-looking statements as they are subject to a variety of risk factors. We disclaim any obligation to update our forward-looking statements.

Overview

We are a leading provider of software products and services to the communications industry, primarily Customer Care, Billing and Order Management Systems, or CC&B Systems, for wireline, wireless, Internet Protocol ("IP") data and multiple-service or convergent network operators and service providers. We also supply Directory Sales and Publishing Systems, or Directory Systems, to publishers of both traditional printed yellow page and white page directories and Internet directories. Our products are mission-critical for a customer's operations. Due to the complexity of the process and the expertise required for system support, we also provide extensive customization, implementation, integration, ongoing support, system enhancement, maintenance and outsourcing services.

We derive our revenue principally from:

      - the initial sale of our products and related services, including license fees and customization, implementation and integration services, and

      - recurring revenue from ongoing maintenance, support, outsourcing and other related services provided to our customers and, to a lesser degree, from incremental license fees resulting from increases in a customer's subscribers.

License revenue is recognized concurrently as work is performed, using the percentage of completion method of accounting. Service revenue that involves significant ongoing obligations, including fees for customization, implementation and initial support services, is also recognized as work is performed, under the percentage of completion method of accounting. In outsourcing contracts, where the CC&B Systems solution includes the operation and maintenance of customers' billing systems, revenue is recognized in the period in which the bills are produced. Revenue from ongoing support services is recognized as work is performed. Revenue from third party hardware and software sales is recognized upon delivery.

Maintenance revenue is recognized ratably over the term of the maintenance agreement. As a result of our percentage of completion accounting method, the size and timing of customer projects and our progress in completing such projects may significantly affect our quarterly operating results.

      - License and service fee revenue from the sale of CC&B Systems amounted to $438.7 million and $199.6 million in the six months ended March 31, 2000 and 1999, respectively, representing 86.7% and 71.5%, respectively, of our total revenue for such periods. License and service fee revenue from the sale of CC&B Systems amounted to $233.9 million and $109.2 million in the three months ended March 31, 2000 and 1999, respectively, representing 86.4% and 73.9%, respectively, of our total revenue for such periods.

We believe that the demand for CC&B Systems will continue to increase due to, among other key factors:

      -     the growth and globalization of the communications market,

      -     intensifying competition among communications carriers,

      - rapid technological changes, such as the introduction of wireless Internet services via WAP (Wireless Application Protocol) and GPRS (General Packet Radio Services) technology,

      -     the proliferation of new communications products and services, and

      - a shift from in-house management to vendor solutions and outsourcing.

We also believe that a key driver of demand is the continuing trend for network operators and service providers to offer to their subscribers multiple service packages, commonly referred to as convergent services (combinations of local, long distance, international, mobile, cable television, IP, data and electronic commerce).

As a result of these developments, we believe that CC&B Systems will continue to account for the largest share of our total revenue.

Although the business of publishing traditional yellow page and white page directories is a mature business in the United States, it continues to be a significant source of revenue for us worldwide. We believe that we are a leading provider of Directory Systems in most of the markets that we serve.

      - License and service fee revenue from the sale of Directory Systems totaled $67.6 million and $79.7 million in the six months ended March 31, 2000 and 1999, respectively, accounting for 13.3% and 28.5%, respectively, of our total revenue for such periods. License and service fee revenue from the sale of Directory Systems totaled $36.9 million and $38.6 million in the three months ended March 31, 2000 and 1999, respectively, accounting for 13.6% and 26.1%, respectively, of our total revenue for such periods.

The decrease in revenue from Directory Systems reflects a lowering of the volume of Directory Systems services required by our existing customers. We expect that the demand for our Directory Systems will modestly decrease in future periods, with the result that the contribution to total revenue of license and service fees from Directory Systems services will also continue to decrease over time.

Our research and development activities involve the development of new software modules and product offerings in response to an identified market demand, either in conjunction with a customer project or as part of our product development program. We also expend additional amounts on applied research and software development activities to keep abreast of new technologies in the communications market. Research and development expenditures amounted to $32.7 million and $17.5 million in the six months ended March 31, 2000 and 1999, respectively, representing 6.5% and 6.3% of our revenue in these periods, respectively. Research and development expenditures amounted to $17.7 million and $9.1 million in the three month ended March 31, 2000 and 1999, respectively, representing 6.5% and 6.2% of our revenue in these periods, respectively. In the next several years, we intend to continue to make substantial investments in our research and development and anticipate a significant increase in absolute dollar terms in research and development expenditures for fiscal 2000. As a percentage of our expected revenue for this period, we believe that our research and development expenditures will increase only modestly. With our recent acquisition of Solect Technology Group Inc. ("Solect"), and the efficiencies expected to result from the integration of Solect's IP solutions into our existing CC&B Systems, we believe our ongoing investment in research and development for IP systems may be reduced. See discussion below - "Recent Developments".

On November 30, 1999, we completed the purchase of International Telecommunication Data Systems, Inc. ("ITDS"), in a stock-for-stock transaction. ITDS is a leading provider of billing and customer care service bureau solutions to wireless communication service providers. This acquisition is expected to expand the scope of our CC&B Systems offering and further establish our leadership in providing total solutions to the communications industry. We issued 6,450,714 ordinary shares and granted 1,102,955 options for ordinary shares in connection with the consummation of the transaction. The total purchase price of $188.7 million, based on a per share price of $28.25 for our ordinary shares, includes issuance of ordinary shares, the grant of options and transaction costs. The acquisition was accounted for using the purchase method of accounting. The fair market value of ITDS' assets and liabilities has been included in our balance sheet as of the acquisition date. An acquired technology valuation, which was determined by an independent appraiser, included both existing technology and in-process research and development. The valuation of these items was made by applying the income forecast method which considers the present value of cash flows by product lines. The fair value of existing technology products was valued at $12.3 million and is being amortized over five years. In-process research and development, valued at $19.9 million, was charged to expense immediately following the completion of the acquisition (in the quarter ended December 31, 1999) as this technology had not reached technological feasibility and has no alternative use. Additional development, coding and testing efforts will be required before technological feasibility can be determined. The fair value of customer lists was valued at $0.6 million and the fair value of workforce in place was valued at $5.4 million, both of which are being amortized over five years. The excess of the purchase price over the net assets acquired, or goodwill, of $70.8 million is being amortized over 15 years.

Results of Operations


The following table sets forth for the six and three months ended March 31, 2000 and 1999, respectively, certain items in our consolidated statements of operations reflected as a percentage of total revenue:

                                                            Three months ended                    Six months ended
                                                                  March 31,                           March 31,
                                                             2000             1999                2000             1999
                                                     Pro forma       As                   Pro forma       As
                                                        (*)       reported                   (*)       reported
      Revenue:
            License                                     11.2%       11.2%       11.7%        11.2%       11.2%       11.6%
            Service                                     88.8        88.8        88.3         88.8        88.8        88.4
                                                       -----       -----       -----        -----       -----       -----
                                                       100.0       100.0       100.0        100.0       100.0       100.0
                                                       -----       -----       -----        -----       -----       -----
      Operating expenses:
            Cost of license                              0.5         0.5         0.9          0.5         0.5         1.0
            Cost of service                             57.8        57.9        57.0         58.3        58.4        57.4
            Research and development                     6.5         6.5         6.2          6.5         6.5         6.3
            Selling, general and administrative         12.3        12.8        11.8         11.8        12.3        11.8
            In-process  research and  development         --          --          --           --         3.9          --
            expenses                                   -----       -----       -----        -----       -----       -----
                                                        77.1        77.7        75.9         77.1        81.6        76.5
                                                       -----       -----       -----        -----       -----       -----
      Operating income                                  22.9        22.3        24.1         22.9        18.4        23.5
      Other income (expense), net                        0.9         0.9        (1.7)         0.5         0.5        (1.4)
                                                       -----       -----       -----        -----       -----       -----
      Income before income taxes                        23.8        23.2        22.4         23.4        18.9        22.1
      Income taxes                                       7.1         7.2         6.7          7.0         7.0         6.6
                                                       -----       -----       -----        -----       -----       -----
      Net income                                        16.7%       16.0%       15.7%        16.4%       11.9%       15.5%
                                                       =====       =====       =====        =====       =====       =====

            (*) The pro forma financial information excludes the impact of the write-off of in-process research and development and non-cash amortization related to the ITDS transaction.


Six Months Ended March 31, 2000 and 1999

      Revenue. Revenue for the six months ended March 31, 2000 was $506.3 million, an increase of $227.0 million, or 81.3%, compared to the six months ended March 31, 1999, substantially due to the continuance of the growth in the demand for our CC&B Systems solutions. License revenue increased from $32.3 million in the six months ended March 31, 1999 to $56.9 million during the six months ended March 31, 2000, an increase of 76.0%, and service revenue increased 82.0% in the six months ended March 31, 2000 from $246.9 million in the six months ended March 31, 1999 to $449.3 million in the six months ended March 31, 2000. Total CC&B Systems revenue for the six months ended March 31, 2000 was $438.7 million, an increase of $239.1 million, or 120%, compared to the six months ended March 31, 1999. Revenue from Directory Systems was $67.6 million for the six months ended March 31, 2000, a decrease of $12.1 million, or 15.2%, from the six months ended March 31, 1999. The decrease in revenue from Directory Systems reflects a decrease in the number of new Directory Systems development contracts.

      In the six months ended March 31, 2000, revenue from customers in North America, Europe, and the rest of the world accounted for 46%, 41% and 13%, respectively, compared to 44%, 36% and 20%, respectively, for the six months ended March 31, 1999. The growth in revenue from customers in Europe was primarily attributable to increased competition among communications companies within and continued deregulation of the European market.

      Cost of License. Cost of license for the six months ended March 31, 2000 was $2.6 million, a decrease of $0.1 million, or 2.3%, from cost of license for the six months ended March 31, 1999. Cost of license includes amortization of purchased computer software and intellectual property rights. The decrease in cost of license for the six months ended March 31, 2000 was attributable primarily to reductions in the required amortization of purchased computer software.

      Cost of Service. Cost of service increased from $160.2 million for the six months ended March 31, 1999 to $295.9 million for the six months ended March 31, 2000. Excluding the non-cash charges relating to the acquisition of ITDS, the pro forma cost of service for the six months ended March 31, 2000 was $295.1 million, an increase of $134.9 million. As a percentage of revenue, cost of service increased from 57.4% for the six months ended March 31, 1999 to 58.4% for the six months ended March 31, 2000. Excluding the non-cash charges relating to the acquisition of ITDS, the pro forma cost of service for the six months ended March 31, 2000 was 58.3% of total revenue. The increase in cost of service is consistent with the increase in revenue for the period, and reflects increased employment levels required to support the continuing growth in revenue.

      Research and Development. Research and development expense was primarily comprised of compensation expense attributed to research and development activities, either in conjunction with customer projects or as part of our product development program. In the six months ended March 31, 2000, research and development expense was $32.7 million, or 6.5% of revenue, compared with $17.5 million, or 6.3% of revenue, in the six months ended March 31, 1999. The increase in research and development expense represents ongoing expenditures primarily for CC&B Systems and also for Directory Systems.

      Selling, General and Administrative. Selling, general and administrative expense, primarily comprised of compensation expense, increased from $33.1 million for the six months ended March 31, 1999 to $62.2 million for the six months ended March 31, 2000. Excluding the non-cash charges related to the acquisition of ITDS, the pro forma selling, general and administrative expense for the six months ended March 31, 2000 was $60.2 million, an increase of $27.1 million. As a percentage of revenue, selling, general and administrative expense increased from 11.8% for the six months ended March 31, 1999 to 12.3% for the six months ended March 31, 2000. Excluding the non-cash charges relating to the acquisition of ITDS, the pro forma selling, general and administrative expense for the six months ended March 31, 2000 was 11.8% of total revenue. The increase in selling, general and administrative expense is in line with the increase in our revenue for the six months ended March 31, 2000.

      In-process Research and Development Expenses. In-process research and development expenses in the six months ended March 31, 2000 consisted of a one-time, non-cash charge of $19.9 million for write-off of in-process research and development resulting from our acquisition of ITDS.

      Operating Income. Operating income decreased to 18.4% of revenue for the six months ended March 31, 2000, as compared to 23.5% for the six months ended March 31, 1999, primarily due to the one-time charge for in-process research and development related to the acquisition of ITDS. Pro forma operating income in the six months ended March 31, 2000, excluding the non-cash charges related to the acquisition of ITDS, was $ 115.7 million, as compared with $65.8 million in the six months ended March 31, 1999, an increase of 75.8%.

      Other Income (Expense), Net. In the six months ended March 31, 2000, other income, net was $2.7 million, an increase of $6.6 million from the six months ended March 31, 1999. The increase in other income, net, is primarily attributed to the reduction in debt through the use of cash from operations and interest from accumulating cash equivalents and short-term interest-bearing investments.

      Income Taxes. Income taxes in the six months ended March 31, 2000 were $35.5 million on income before taxes of $95.6 million. Income taxes were $18.6 million on income before taxes of $61.8 million in the six months ended March 31, 1999. In the six months ended March 31, 2000, the effective tax rate was 37%, resulting from the one-time charge of in-process research and development, and non-cash amortization related to the acquisition of ITDS, which are not tax deductible. The pro forma effective tax rate for the six months ended March 31, 2000, excluding the non-cash charges related to the ITDS acquisition, is 30%. See discussion below - "Effective Tax Rate".

      Net Income. Net income for the six months ended March 31, 2000 was $60.1 million, or $0.29 per diluted share, compared to $43.3 million, or $0.22 per diluted share, in the six months ended March 31, 1999. Pro forma net income in the six months ended March 31, 2000, excluding the one-time charge of in-process research and development and non-cash amortization related to the acquisition of ITDS, increased by 91.3% from the six months ended March 31, 1999, reaching $82.8 million, or $0.40 per diluted share.

Three Months Ended March 31, 2000 and 1999

      Revenue. Revenue for the three months ended March 31, 2000 was $270.7 million, an increase of $122.9 million, or 83.1%, compared to the quarter ended March 31, 1999, primarily due to the continuance of the growth in the demand for our CC&B Systems solutions and for a lesser degree from the acquisition of ITDS. License revenue increased from $17.3 million in the three months ended March 31, 1999 to $30.4 million during the three months ended March 31, 2000, an increase of 75.9%, and service revenue increased 84.1% in the three months ended March 31, 2000 from $130.5 million in the three months ended March 31, 1999 to $240.3 million in the three months ended March 31, 2000. Total CC&B Systems revenue for the three month ended March 31, 2000 was $233.9 million, an increase of $124.7 million, or 114.2%, compared to the three months ended March 31, 1999. Revenue from Directory Systems was $36.9 million for the three months ended March 31, 2000, a decrease of $1.7 million, or 4.5%, from the three months ended March 31, 1999.

      In the three months ended March 31, 2000, revenue from customers in North America, Europe, and the rest of the world accounted for 52%, 39% and 9%, respectively, compared to 44%, 35% and 21%, respectively, for the quarter ended March 31, 1999. The growth in revenue from customers in Europe was primarily attributable to increased competition among communications companies within and continued deregulation of the European market.

      Cost of License. Cost of license for the three months ended March 31, 2000 was $1.5 million, an increase of $0.1 million, or 6.4%, from cost of license for the three months ended March 31, 1999. Cost of license includes amortization of purchased computer software and intellectual property rights. The increase in cost of license for the three months ended March 31, 2000 was attributable primarily to the increase in the required amortization of purchased computer software.

      Cost of Service. Cost of service increased from $84.3 million for the three months ended March 31, 1999 to $156.9 million for the three months ended March 31, 2000. Excluding the non-cash charges relating to the acquisition of ITDS, the pro forma cost of service for the three months ended March 31, 2000 was $156.3 million, an increase of $72.0 million. As a percentage of revenue, cost of service increased from 57.0% for the three months ended March 31, 1999 to 57.9% for the three months ended March 31, 2000. Excluding the non-cash charges relating to the acquisition of ITDS, the pro forma cost of service for the three months ended March 31, 2000 was 57.8% of total revenue. The increase in cost of service is consistent with the increase in revenue for the quarter, and reflects increased employment levels required to support the continuing growth in revenue.

      Research and Development. Research and development expense was primarily comprised of compensation expense attributed to research and development activities, either in conjunction with customer projects or as part of our product development program. In the three months ended March 31, 2000, research and development expense was $17.7 million, or 6.5% of revenue, compared with $9.1 million, or 6.2% of revenue, in the three months ended March 31, 1999. The increase in research and development expense represents ongoing expenditures primarily for CC&B Systems and also for Directory Systems.

      Selling, General and Administrative. Selling, general and administrative expense, primarily comprised of compensation expense, increased from $17.4 million for the three months ended March 31, 1999 to $34.6 million for the three months ended March 31, 2000. Excluding the non-cash charges related to the acquisition of ITDS, the pro forma selling, general and administrative expense for the three months ended March 31, 2000 was $33.1 million, an increase of $15.7 million. As a percentage of revenue, selling, general and administrative expense increased from 11.8% for the three months ended March 31, 1999 to 12.8% for the three months ended March 31, 2000. Excluding the non-cash charges relating to the acquisition of ITDS, the pro forma selling, general and administrative expense for the three months ended

March 31, 2000 was 12.3% of total revenue. The increase in selling, general and administrative expense is in line with the increase in our revenue for the quarter ended March 31, 2000.

      Operating Income. Operating income in the three months ended March 31, 2000, was $ 60.1 million, as compared with $35.6 million in the three months ended March 31, 1999, an increase of 68.7%. Operating income decreased to 22.3% of revenue for the three months ended March 31, 2000 as compared to 24.1% for the three months ended March 31, 1999, primarily due to the non-cash amortization related to the acquisition of ITDS.

      Other Income (Expense), Net. In the three months ended March 31, 2000, other income, net was $2.3 million, an increase of $4.9 million from the three months ended March 31, 1999. The increase in other income, net, is primarily attributed to the reduction in debt through the use of cash from operations and interest from accumulating cash equivalents and short-term interest-bearing investments.

      Income Taxes. Income taxes in the three months ended March 31, 2000 were $19.6 million on income before taxes of $62.4 million. In the three months ended March 31, 1999, income taxes were $9.9 million on income before taxes of $33.1 million. In the three months ended March 31, 2000, the effective tax rate was 31%. See discussion below - "Effective Tax Rate".

      Net Income. Net income in the three months ended March 31, 2000 increased by 85.2% from the quarter ended March 31, 1999, reaching $42.9 million, or $0.20 per diluted share, compared to $23.1 million, or $0.12 per diluted share, in the three months ended March 31, 1999.

Liquidity and Capital Resources

Financing Transactions

We have primarily financed our operations through cash generated from operations and borrowings from banks and other lenders. Cash and cash equivalents totaled $221.9 million as of March 31, 2000 compared to $85.2 million as of September 30, 1999. The increase in cash and cash equivalents as of March 31, 2000 is attributable primarily to cash flows from operations, a cash balance of $31.9 million we acquired as part of the acquisition of ITDS, and exercising of employee's stock options. Net cash provided by operating activities amounted to $128.0 million and $38.3 million for the six months ended March 31, 2000 and 1999, respectively. A significant portion of our cash flow from operations during the six months ended March 31, 2000 was used to invest in cash equivalents and short-term interest-bearing investments. We currently intend to retain our future earnings to support the further expansion of our business.

As of March 31, 2000, we had short-term lines of credit totaling $152.0 million from various banks or bank groups, of which only $17.0 million was outstanding. As of that date, we also had utilized approximately $19.1 million of a revolving credit facility to support outstanding bank guarantees.

As of March 31, 2000, we had positive working capital of $201.0 million as compared to positive working capital of $35.9 million as of September 30, 1999, and $145.7 million as of December 31, 1999. The increase in working capital is primarily attributed to cash generated from operating activities and to the cash obtained from our acquisition of ITDS. We believe that current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our cash needs in the near future.

As of March 31, 2000, we had long-term obligations outstanding of $21.4 million in connection with leasing arrangements. Currently, our capital expenditures, consisting primarily of computer equipment and vehicles, are funded principally by operating cash flows and capital leasing arrangements. We do not anticipate any change to this policy in the foreseeable future.

Net Deferred Tax Assets

Based on our assessment, it is more likely than not that all the net deferred tax assets as of March 31, 2000 will be realized through future taxable earnings. No significant increase in future taxable earnings would be required to fully realize the net deferred tax assets.

Year 2000 Issues


         In prior years, we discussed the nature and progress of our plans to become Year 2000 ready. In late 1999, we completed our remediation and testing of systems. As a result of our planning and implementation efforts, we experienced no significant disruptions in mission-critical technology and non-information technology systems and believe those systems successfully responded to the Year 2000 date change. We are not aware of any material problems resulting from Year 2000 issues, either with our products and internal systems or the products and services of third parties. We will continue to monitor our mission-critical computer and software applications and those of our suppliers and vendors throughout the year 2000 to ensure than any latent Year 2000 matters that may arise are addressed promptly.


Effective Tax Rate

Our overall effective tax rate has historically been approximately 30% due to the various corporate income tax rates in the countries in which we operate and the relative magnitude of our business in those countries. Our consolidated effective tax rate for the six months ended March 31, 2000 was 37% compared to 30% in the six months ended March 31, 1999. This higher effective tax rate was attributable to a write-off of in-process research and development expenses and amortization charges related to our acquisition of ITDS, much of which is not tax deductible. Excluding the impact of these charges, the effective tax rate for the six months ended March 31, 2000 was 30%. We anticipate that certain additional non-cash and non-tax deductible charges related to our Solect acquisition will further increase our effective tax rate for fiscal 2000 to between 60% and 70% of reported pre-tax income. Excluding these additional charges, our effective tax rate would remain near its historic level of 30%. See discussion below -- "Recent Developments".

Currency Fluctuations


Approximately 85% of our revenue is in U.S. dollars or linked to the dollar and therefore the dollar is our functional currency. Approximately 58% of our operating expenses are paid in dollars or are linked to dollars. Other significant currencies in which we receive revenue or pay expenses are Australian dollars, British pounds, Canadian dollars, the euro and Israeli shekels. Historically, the effect of fluctuations in currency exchange rates has had a minimal impact on our operations. As we expand our operations outside of the United States, our exposure to fluctuations in currency exchange rates could increase. In managing our foreign exchange risk, we enter from time to time into various foreign exchange contracts. As of March 31, 2000, we had hedged most of our significant exposures in currencies other than the dollar.


Recent Developments


On April 5, 2000, we completed the purchase of Solect Technology Group Inc. ("Solect"), in a stock-for-stock transaction. Solect is a leading provider of IP billing and customer care software to next generation service providers, including wireless and application service providers, or ASP's. The Solect acquisition is expected to expand the scope of our CC&B Systems offering and to further establish our leadership role in providing total solutions to the communications industry. In connection with the consummation of the transaction, we issued and/or granted options to acquire a total of 15.5 million of our ordinary shares. The total purchase price of approximately $1.1 billion, based on a per share price of $69.875 for our ordinary shares, includes both the issuance of and grant of options for our ordinary shares, as well as transaction costs. The acquisition will be accounted for under the purchase method of accounting.


An independent appraiser currently is performing an acquired technology valuation, which will include existing technology and in-process research and development. The valuation of these technologies will be made by applying the income forecast method, which considers the present value of cash flows by product lines.

The purchase is expected to result in a one-time, non-cash charge to our earnings as certain of Solect's technologies have not reached technological feasibility and have no alternative use. It is believed that these technologies will require varying additional development, coding and testing efforts before technological feasibility can be determined. The amortization by us of certain acquired technology will be over two to three years. We believe that a significant portion of the purchase price will be allocated to goodwill, which we expect to amortize over five to seven years. These non-cash, non-tax deductible charges will increase our estimated effective tax rater for fiscal 2000 to 60% to 70%. Excluding these charges, the effective tax rate would remain near its historic level of 30%. See discussion above - "Effective Tax Rate."

                                 AMDOCS LIMITED

Part II. Other Information

Item 4.  Submission of Matters to a Vote of Security Holders.

We held our 1999 Annual General Meeting of Shareholders on January 26, 2000. At that meeting, shareholders elected eleven directors for terms to expire at the next Annual General Meeting or until their positions are vacated by resignation or otherwise. In addition, shareholders approved three Company proposals. The persons elected and the results of the voting are as follows:

                                               Votes For            Votes Against       Withheld
                                               ---------            -------------       --------

Bruce K. Anderson                            135,791,635                  0             18,681

Adrian Gardner                               135,791,635                  0             18,681

Stephen Hermer                               135,791,635                  0             18,681

James S. Kahan                               135,791,635                  0             18,681

Paz Littman                                  135,791,635                  0             18,681

John T. McLennan                             135,791,635                  0             18,681

Robert A. Minicucci                          135,791,635                  0             18,681

Avinoam Naor                                 135,791,635                  0             18,681

Lawrence Perlman                             135,791,635                  0             18,681

Michael J. Price                             135,791,635                  0             18,681

Urs Suter                                    135,791,635                  0             18,681

                                       Votes For           Votes Against           Abstain          Broker Non-voters
                                       ---------           -------------           -------          -----------------

Company proposal number 1 -
Approval of Consolidated

Financial Statements for fiscal        135,782,167              3,813             24,336                  0
year ended September 30, 1999

Company proposal number 2 -
Approval of Ernst & Young LLP
and authorization of Board to          135,793,007              8,069              9,240                  0
fix remuneration

Company proposal number 3 -
Approval of amendment to Stock         124,838,171         10,907,194             64,451                  0
Option and Incentive Plan


Item 6.  Exhibits and Reports on Form 6-K.

(a)      Exhibits

Exhibit No.                          Description

99.1                                Amdocs Limited Press Release dated April 18, 2000.

(b)      Reports on Form 6-K.

         The Company filed the following reports on Form 6-K during the three months ended March 31, 2000:

         (1) Amendment No. 1 to Form 6-K dated January 5, 2000, relating to the acquisition of International Telecommunication Data Systems, Inc., a Delaware corporation;

         (2) Form 6-K dated February 10, 2000, relating to the fiscal quarter ended December 31, 1999; and

         (3) Form 6-K dated March 3, 2000, relating to the acquisition of Solect Technology Group Inc., a private company based in Toronto, Canada.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              Amdocs Limited


                                          /s/ Thomas G. O'Brien
                                              ----------------------
                                              Thomas G. O'Brien
                                              Treasurer and Secretary
                                              Authorized U.S. Representative


Date:    May 11, 2000

                                  EXHIBIT INDEX


Exhibit No.                         Description

99.1                                Amdocs Limited Press Release dated April 18, 2000.

